October 4, 2024

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ibolya Ignat
Mary Mast
Doris Stacey Gama
Joe McCann

Re:	Jyong Biotech Ltd. Response to the Staff’s Comments on Registration Statement on Form F-1/A Filed on September 16, 2024 (File No. 333-277725)

Dear Sir and Madam:

On behalf of our client, Jyong Biotech Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 26, 2024 on the Company’s registration statement on Form F-1/A filed on September 16, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment No.5 to Registration Statement (the “Amendment No.5”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.4.

Overview, page 1

1.	We note the disclosure on page 4 above your pipeline table stating that the following chart illustrates and summarizes your drug candidates if you are unable to establish the comparability between API-1 and API-2. Please include additional disclosure to highlight that you have not yet proven comparability between API-1 and API-2 and therefore the table summarizes your current status.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 4 and page 112 of the Amendment No.5.

2.	We continue to object to your presentation of two pipeline tables on pages 4 and 112. The pipeline table should depict your material product candidates in their current state of development, as depicted in the first pipeline table. The pipeline table should not assume that the FDA might allow any exceptions to its regular developmental process that have not been approved or that you have successfully completed tests/trials to the FDA’s satisfaction that have not yet been performed or remain ongoing. These events are aspirational, and do not reflect the current status of your product candidates. Including multiple tables does not addresses our concerns about your presentation. Please remove the second table on pages 4 and 112 that illustrates the status of your drug products if you were to establish comparability between API-1 and API-2.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 4 and page 112 of the Amendment No.5.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact Ross D. Carmel, Esq. at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law. Alternatively, please contact Shane Wu, Esq. at (202) 322-8852 or by email at swu@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

cc:	Shane Wu, Esq.

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